Exhibit 99.1

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three and six months ended September 30, 2010 and 2009
_______________________

KEEGAN RESOURCES INC.

(the “Company”)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three and six months ended September 30, 2010 and 2009

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of Company’s management.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim consolidated financial statements by an entity’s auditor.

November 10, 2010

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Balance Sheets
As at September 30, 2010 and March 31, 2010	Expressed in Canadian Dollars

	September 30, 2010	March 31, 2010
		(Audited)

Assets

Current assets:
Cash and cash equivalents	$28,418,335	$26,712,372
Short-term investments (note 3)	10,000,000	22,000,000
Marketable securities	332,655	-
Receivables	110,799	122,669
Prepaid expenses and deposits	198,897	257,561
	39,060,686	49,092,602

Furniture, equipment and leasehold improvements (note 4)	462,720	318,242

Resource properties and deferred exploration costs (note 5)	52,124,707	41,123,128
	$91,648,113	$90,533,972

Liabilities

Current liabilities:
Accounts payable and accrued liabilities (note 7)	$1,393,577	$1,147,811

Shareholders' Equity

Share capital (note 6)	108,087,956	104,887,236
Contributed surplus (note 6(e))	11,577,145	8,082,767
Accumulated other comprehensive income	163,392	-
Deficit accumulated	(29,573,957)	(23,583,842)
	90,254,536	89,386,161

	$91,648,113	$90,533,972

Commitments (note 8)
Contingencies (note 9)
Subsequent events (note 12)

Approved by the Board of Directors:
“Shawn Wallace” Director	“Marcel de Groot” Director

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit
Three and six months ended September 30, 2010 and 2009			Expressed in Canadian Dollars

	Three months ended		Six months ended
	September 30,		September 30,
	2010	2009	2010	2009

Administration expenses:
Amortization	$24,627	$16,285	$43,787	$29,783
Bank charges and interest	7,169	4,443	13,606	9,065
Consulting fees, directors' fees and
wages and benefits (note 7)	534,005	327,139	1,129,908	805,432
Office, rent and administration	213,227	146,814	382,798	290,223
Professional fees (note 7)	90,720	61,960	145,568	197,374
Regulatory, transfer agent and shareholder
information	31,700	25,301	70,128	195,748
Stock-based compensation (note 6(c))	1,535,264	461,470	3,623,001	620,641
Travel, promotion and investor relations	208,568	713,845	497,932	860,203
	2,645,280	1,757,257	5,906,728	3,008,469

Other expenses (income):
Interest and other income	(68,654)	(6,400)	(133,829)	(36,694)
Project investigation costs	204,256	-	204,256	-
Foreign exchange loss	448,126	100,065	36,302	139,635
Future income tax recovery	(23,342)	-	(23,342)	-
	560,386	93,665	83,387	(102,941)

Net loss for the period	3,205,666	1,850,922	5,990,115	3,111,410

Deficit, beginning of period	26,368,291	17,871,644	23,583,842	16,611,156

Deficit, end of period	$29,573,957	$19,722,566	$29,573,957	$19,722,566

Weighted average number of
shares outstanding	45,680,323	36,750,902	45,510,061	31,709,684

Loss per share - basic and diluted	$0.07	$0. 05	$0.13	$0.10

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Statements of Comprehensive Loss and
Accumulated Other Comprehensive Income
Three and six months ended September 30, 2010 and 2009			Expressed in Canadian Dollars

	Three months ended		Six months ended
	September 30,		September 30,
	2010	2009	2010	2009

Net loss for the period	$3,205,666	$1,850,922	$5,990,115	$3,111,410

Adjustment for fair value of marketable
securities	(163,392)	-	(163,392)	-
Comprehensive loss for the period	$3,042,274	$1,850,922	$5,826,723	$3,111,410

Accumulated other comprehensive income,
beginning of period	$-	$-	$-	$-

Adjustment for fair value of marketable
securities	163,392	-	163,392	-
Accumulated other comprehensive income,
end of period	$163,392	$-	$163,392	$-

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Statements of Cash Flows
Three and six months ended September 30, 2010 and 2009			Expressed in Canadian Dollars
	Three months ended		Six months ended
	September 30,		September 30,
	2010	2009	2010	2009

Cash provided by (used in):

Operating activities:
Net loss for the period	$(3,205,666)	$(1,850,922)	$(5,990,115)	$(3,111,410)
Items not involving cash:
Amortization	24,627	16,285	43,787	29,783
Future income tax recovery	(23,342)	-	(23,342)	-
Stock-based compensation (note 6(c))	1,535,264	461,470	3,623,001	620,641
Unrealized foreign exchange	316,793	(70,837)	(144,737)	61,359
Changes in non-cash working capital:
Receivables	65,026	(17,045)	11,869	(39,922)
Prepaid expenses and deposits	94,057	(19,888)	59,572	(102,101)
Accounts payable and accrued liabilities	(421,332)	(102,439)	(38,867)	(251,886)
	(1,614,573)	(1,583,376)	(2,458,832)	(2,793,536)

Investing activities:
Purchase of furniture, equipment and leasehold
improvements	(135,569)	(45,059)	(188,265)	(98,906)
Purchase of marketable securities	(145,921)	-	(145,921)	-
Short-term investments	10,100,000	6,000,000	12,000,000	(9,000,000)
Deferred exploration costs	(4,490,512)	(2,306,098)	(9,624,208)	(3,259,348)
	5,327,998	3,648,843	2,041,606	(12,358,254)

Financing activities:
Common shares issued for cash, net of share
issuance costs	225,000	259,000	1,970,831	18,574,533

Impact of foreign exchange on cash and cash
equivalents	(325,242)	(2,144)	152,358	(102,500)

Increase in cash and cash equivalents	3,613,183	2,322,323	1,705,963	3,320,243

Cash and cash equivalents, beginning of period	24,805,152	2,999,038	26,712,372	2,001,118

Cash and cash equivalents, end of period	$28,418,335	$5,321,361	$28,418,335	$5,321,361

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$-	$-	$-
Income taxes	$-	$-	$-	$-
Non-cash investing and financing activities:
Mineral property costs included
in accounts payable	$870,673	$-	$276,105	$-
Stock-based compensation included in
mineral properties	$450,711	$27,960	$1,101,266	$57,039
Reclassification of contributed surplus on
exercise of options and brokers' warrants
(note 6(e))	$97,358	$190,208	$1,229,889	$429,341
Warrants issued for services:
Share issue costs	$-	$-	$-	$523,924

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Schedule of Resource Property Costs
Six months ended September 30, 2010 and the year ended March 31, 2010		Expressed in Canadian Dollars

	Ghana

	Esaase	Asumura	Total

Balance, March 31, 2009	24,388,371	5,969,574	30,357,945

Acquisition costs:
Cash	-	-	-

Deferred exploration costs:
Camp operations	330,840	46,509	377,349
Development support costs	147,928	-	213,664
Equipment and infrastructure	423,860	25,557	4,674,503
Engineering studies	176,050	-	471,950
Exploration drilling	4,043,602	-	449,417
Exploration support costs	3,646,372	306,394	309,041
Health, safety and environmental
studies	147,972	-	271,944
Stock-based compensation	839,198	-	216,521
Technical and in-fill drilling	587,024	-	160,828
	10,342,846	422,337	10,765,183

Balance, March 31, 2010	$34,731,217	$6,391,911	$41,123,128

Acquisition costs:
Cash	-	-	-

Deferred exploration costs:
Camp operations	299,212	121,441	420,653
Development support costs	645,568	-	645,568
Equipment and infrastructure	741,647	13,287	754,934
Engineering studies	534,258	-	534,258
Exploration drilling	3,514,319	461,875	3,976,194
Exploration support costs	1,984,641	150,324	2,134,965
Health, safety and environmental
Studies	469,602	-	469,602
Stock-based compensation	1,101,266	-	1,101,266
Technical and in-fill drilling	964,139	-	964,139
	10,254,652	746,927	11,001,579

Balance, September 30, 2010	$44,985,869	$7,138,838	$52,124,707

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements, page 1
Three and six months ended September 30, 2010 and 2009	Expressed in Canadian Dollars

1.           Nature of operations

Keegan Resources Inc. (“Keegan” or the “Company”) was incorporated on September 23, 1999 under the laws of British Columbia.  The Company is in the exploration stage and is focused on advancing its principal property, the Esaase Gold Project to commercial production. In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

Management has estimated that the Company will have adequate funds from existing working capital to meet  corporate, development, administrative and property obligations for the coming year, including the pre-feasibility and feasibility studies of the Esaase property. The Company will require additional financing from time to time, and while the Company has been successful in the past, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

The recoverability of amounts shown for resource properties and deferred exploration costs and the Company’s ability to continue as a going concern is dependent upon the discovery of economically recoverable reserves, continuation of the Company's interest in the underlying resource claims, the ability of the Company to obtain necessary financing to complete their development and upon future profitable production or proceeds from the disposition thereof. The amounts shown as resource properties and deferred exploration costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

2.           Significant accounting policies

These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements including the notes thereto for the year ended March 31, 2010.

The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2010 and have been consistently followed in the preparation of these consolidated financial statements.

(a)	Basis of consolidation

The unaudited interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Quicksilver Ventures (Nevada), Inc., Universal Mineral Services Ltd. (“UMS”), and Keegan Resources Ghana Limited (“Keegan Ghana”).  All significant intercompany amounts and transactions have been eliminated on consolidation.

(b)           Recent Accounting Pronouncements Issued But Not Yet Implemented

i. Consolidations and non-controlling interests

CICA Handbook Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS standard, International Accounting Standards (“IAS”) 27 (Revised), Consolidated and Separate Financial Statements. The sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. The Company expects to adopt this standard on April 1, 2011.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements, page 2
Three and six months ended September 30, 2010 and 2009	Expressed in Canadian Dollars

2.           Significant accounting policies (continued)

(b)           Recent Accounting Pronouncements Issued But Not Yet Implemented (continued)

ii. Business combinations

CICA Handbook Section 1582, Business Combinations, replaces Section 1581 and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3 - Business Combinations.  This applies to a transaction in which the acquirer obtains control of one or more businesses.  Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value.  Any interest in the acquiree owned prior to obtaining control will be remeasured at fair value at the acquisition date, eliminating the need for guidance on step acquisitions.  Additionally, a bargain purchase will result in recognition of a gain and acquisition costs must be expensed.  Earlier application is permitted.  The Company expects to adopt this standard on April 1, 2011.

iii. Financial instruments – recognition and measurement

CICA Handbook Section 3855 was amended in June 2010 to clarify the application of the effective interest rate method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition. The amendments are applicable for the Company’s interim and annual financial statements for its fiscal year beginning April 1, 2011 with earlier adoption permitted. The Company expects to adopt this standard on April 1, 2011 and does not expect a material impact on the financial statements.

3.           Short-term investments

As at September 30 and March 31, 2010, short-term investments consist of Guaranteed Investment Certificates (“GICs”) held at a Canadian brokerage firm. As at September 30 and March 31, 2010, the fair value of the short-term investments approximated their respective carrying values.

September 30, 2010

Maturity	Interest rate	Carrying value

August 8, 2011	0.90%	$10,000,000

Short-term investments		$10,000,000

March 31, 2010

Maturity	Interest rate	Carrying value

December 13, 2010	0.60%	$22,000,000

Short-term investments		$22,000,000

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements, page 3
Three and six months ended September 30, 2010 and 2009	Expressed in Canadian Dollars

4.           Furniture, equipment and leasehold improvements

		Accumulated	Net book
September 30, 2010	Cost	amortization	value

Furniture and equipment	$232,330	$59,595	172,735
Computers	191,243	56,975	134,268
Leasehold improvements	191,572	35,855	155,717

	$615,145	$152,425	$462,720

		Accumulated	Net book
March 31, 2010	Cost	amortization	value

Furniture and equipment	180,241	43,628	136,613
Computers	132,921	39,426	93,495
Leasehold improvements	113,875	25,741	88,134

	$427,037	$108,795	$318,242

5.	Resource properties and deferred exploration costs

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequent ambiguous conveyancing history characteristic of many resource properties.  The Company has investigated title to all of its resource properties and, to the best of its knowledge, title to all of its properties are in good standing.  However, this should not be construed as a guarantee to title.  The concessions may be subject to prior claims, agreements or transfer and rights of ownership may be affected by undetected defects.

(a)	Esaase Gold Property

On May 3, 2006, the Company entered into an option agreement with Sametro Co. Ltd. (“Sametro”) to purchase a 100% interest in the Esaase gold property in southwest Ghana, subject to the underlying 10% interest and 3% royalty (see note 9(a)) to the Ghanaian government and a 0.5% royalty payable to the Bonte Liquidation Committee. Under the terms of the agreement, the Company was to make a series of cash payments totaling US$890,000, issue 780,000 common shares and incur minimum exploration expenditures of US$2,250,000 over a three year period.

During the year ended March 31, 2008, after having already made cash payments of US$500,000, issued 40,000 common shares and completed the full exploration expenditure requirement, the Company renegotiated the option agreement so that all further cash and share payments were no longer owed. In lieu of these payments, the Company paid $850,000 to a creditor of Sametro and issued 40,000 additional common shares to Sametro.

Subsequent to these payments, the Company was granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the NSR and government commitments.

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid US$50,000 to the Bonte Liquidation Committee and US$50,000 to the Minerals Commission of Ghana for the title transfer. The Ghanaian government retains a standard 10% carried interest and 3% royalty based on the existing mining lease and the Bonte Liquidation Committee retains a 0.5% royalty.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements, page 4
Three and six months ended September 30, 2010 and 2009	Expressed in Canadian Dollars

5.           Resource properties and deferred exploration costs (continued)

(a)	Esaase Gold Property (continued)

Subsequent to the granting of the Esaase and Jeni mining leases, the Ghanaian government amended the royalty scheme in Ghana and uncertainty now exists as to the final royalty rate applicable to the property (see note 9(a)).

(b)	Asumura Gold Project

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, through which it acquired an undivided 100% private interest in the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa.

The Asumura property is subject to a 3.5% royalty; 50% of which may be purchased for US$2,000,000 from GTE and the remaining 50% may be purchased for an additional US$4,000,000. If the property is converted to a Mining License, in accordance with Ghanaian law, it will become subject to a 5% royalty and 10% ownership by the Ghanaian government (see note  9(a)).

6.	Share capital

(a)           Authorized

Unlimited common shares without par value; and
100,000,000 preferred shares without par value

(b)           Issued and outstanding common shares

	Number of shares	Amount
Balance, March 31, 2009	28,504,553	$43,096,076
Issued for cash:
Pursuant to private placements
- at $2.40	8,000,000	19,200,000
- at $5.90	7,015,000	41,388,500
Share issuance costs	-	(4,049,152)
Pursuant to the exercise of warrants
- at $3.10	162,667	504,268
Pursuant to the exercise of options
- at $0.92	609,410	560,657
- at $1.12	50,000	56,000
- at $1.16	25,000	29,000
- at $2.44	475,493	1,160,203
- at $2.48	20,000	49,600
- at $3.38	19,000	64,220
- at $4.20	91,000	382,200
Transferred from contributed surplus for the exercise
of options and warrants	-	1,959,664
Issued in donation	75,000	486,000
Balance, March 31, 2010	45,047,123	$104,887,236

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements, page 5
Three and six months ended September 30, 2010 and 2009	Expressed in Canadian Dollars

6.	Share capital (continued)

(b)           Issued and outstanding common shares (continued)

	Number of shares	Amount
Balance, March 31, 2010	45,047,123	104,887,236
Issued for cash:
Pursuant to the exercise of warrants
- at $3.10	53,333	165,332
Pursuant to the exercise of options
- at $1.12	37,500	42,000
- at $1.16	75,000	87,000
- at $2.44	266,598	650,499
- at $3.60	75,000	270,000
- at $4.20	180,000	756,000
Transferred from contributed surplus for the exercise
of options and warrants	-	1,229,889

Balance, September 30, 2010	45,734,554	$108,087,956

During the six months ended September 30, 2010, an aggregate of 634,098 common shares were issued for gross proceeds of $1,805,499 on exercise of options. In addition, a reclassification of $1,160,023 from contributed surplus to share capital was recorded on the exercise of these options.

During the six months ended September 30, 2010, an aggregate of 53,333 common shares were issued for gross proceeds of $165,332 on exercise of broker’s warrants. In addition, a reclassification of $69,866 from contributed surplus to share capital was recorded on the exercise of the broker’s warrants.

During the year ended March 31, 2010, the Company completed a bought deal share offering pursuant to an underwriting agreement dated November 23, 2009, under which the underwriters purchased an aggregate of 7,015,000 common shares of the Company at a price of $5.90 per common share for total gross proceeds of $41,388,500.  Pursuant to the underwriting agreement, the Company paid a commission to the underwriters equivalent to 5% of the gross proceeds raised or $2,069,425 and incurred other issuance costs totaling $315,336.

During the year ended March 31, 2010, the Company also completed a brokered private placement pursuant to an underwriting agreement dated May 8, 2009, under which the underwriters purchased an aggregate of 8,000,000 common shares of the Company at a price of $2.40 per common share for total gross proceeds of $19,200,000.  Pursuant to the underwriting agreement, the Company paid a commission to the underwriters equivalent to 5% of the gross proceeds raised or $960,000 and incurred other issuance costs totaling $180,467. In addition, the Company issued 400,000 warrants to the underwriters which is equal to 5% of the total common shares sold. Each warrant will entitle the underwriters to purchase a common share of the Company at a price of $3.10 per share for a period of 18 months. The fair value of the warrants, $523,924, has been included in share issuance costs.

During the year ended March 31, 2010, the Company issued 75,000 common shares in donation. The shares were recorded at fair value of $6.48 per share in the statement of operations.

During the year ended March 31, 2010, an aggregate of 1,289,903 common shares were issued for gross proceeds of $2,301,880 on exercise of options. In addition, a reclassification of $1,746,586 from contributed surplus to share capital was recorded on the exercise of these options.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements, page 6
Three and six months ended September 30, 2010 and 2009	Expressed in Canadian Dollars

6.	Share capital (continued)

(b)           Issued and outstanding common shares (continued)

During the year ended March 31, 2010, an aggregate of 162,667 common shares were issued for gross proceeds of $504,268 on exercise of broker’s warrants. In addition, a reclassification of $213,078 from contributed surplus to share capital was recorded on the exercise of these options.

(c)           Stock options

The Company maintains a rolling stock option plan providing for the issuance of stock options up to 10% of the Company’s issued and outstanding common shares. The Company may grant from time to time options to its directors, officers, employees and other service providers. The options vest 25% on the date of the grant and 12 ½ % every three months thereafter for a total vesting period of 18 months.

As summary of the status of options granted under the Company’s stock option plan for the three month period ended June 30, 2010 is presented below:

	Number	Weighted average
	of shares	Exercise price
Balance, March 31, 2009	3,214,410	$2.54
Granted	1,175,000	4.14
Exercised	(1,289,903)	1.78
Forfeited	(115,000)	3.05
Balance, March 31, 2010	2,984,507	$3.48
Granted	1,625,000	6.19
Exercised	(634,098)	2.71
Forfeited	(50,000)	1.68
Balance, September 30, 2010	3,925,409	$4.70

The following table summarizes the stock options outstanding and exercisable at September 30, 2010:

	Number outstanding at		Number exercisable at
Exercise price	September 30, 2010	Expiry date	September 30, 2010

$1.16	125,000	November 22, 2010	125,000
$2.48	40,000	February 2, 2011	40,000
$2.44	387,909	November 10, 2011	387,909
$3.60	25,000	October 17, 2012	25,000
$4.20	540,000	February 5, 2013	540,000
$1.12	12,500	January 15, 2014	12,500
$3.31	170,000	June 2, 2014	148,750
$3.10	225,000	July 2, 2014	168,750
$3.10	75,000	July 17, 2014	56,250
$4.01	485,000	October 6, 2014	242,500
$6.50	220,000	December 14, 2014	137,500
$6.19	1,625,000	May 26, 2015	609,375
	3,930,409		2,493,534
Weighted average contractual life
remaining at September 30, 2010 (yrs)	3.57		3.06

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements, page 7
Three and six months ended September 30, 2010 and 2009	Expressed in Canadian Dollars

6.	Share capital (continued)

(c)	Stock options (continued)

The number of stock options exercisable as at March 31, 2010 was 2,317,632.

During the six months ended September 30, 2010, under the fair-value-based method, $3,623,001 (2009 – $620,641) in stock-based compensation expense was recorded in the statements of operations and deficit and $1,101,266 (2009 – $57,039) was capitalized to resource properties for stock options granted to directors, employees and consultants of the Company.

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2010	2009
Risk free interest rate	2.30%	2.31%
Expected dividend yield	0%	0%
Stock price volatility	91%	88%
Expected life of options	3.69 years	3.75 years

The weighted average fair value of options granted during the six months ended September 30, 2010 was $3.60 (2009 - $2.13) per option.

(d)           Warrants

The following warrants were outstanding at September 30, 2010. Each warrant entitles the holder to purchase one common share of the Company as follows:

	Number outstanding at		Number exercisable at
Exercise price	September 30, 2010	Expiry date	September 30, 2010

$3.10	184,000	November 26, 2010	184,000

The continuity of share purchase warrants for the three months ended September 30, 2010 is as follows:

Exercise price	Expiry date	March 31, 2010	Issued	Exercised	Expired	September 30, 2010

$ 3.10	November 26, 2010	237,333	-	(53,333)	-	184,000
		237,333	-	(53,333)	-	184,000

The continuity of share purchase warrants for the year ended March 31, 2010 is as follows:

Exercise price	Expiry date	March 31, 2009	Issued	Exercised	Expired	March 31, 2010

$ 4.25	May 27, 2009	330,000	-	-	(330,000)	-
$ 5.25	May 27, 2009	1,650,000	-	-	(1,650,000)	-
$ 3.10	November 26, 2010	-	400,000	(162,667)	-	237,333
		1,980,000	400,000	(162,667)	(1,980,000)	237,333

The fair value of $523,924 of the 400,000 brokers’ warrants issued during the year ended March 31, 2010 was included in share issuance costs.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements, page 8
Three and six months ended September 30, 2010 and 2009	Expressed in Canadian Dollars

6.	Share capital (continued)

(d)           Warrants (continued)

The fair value of broker warrants used to calculate share issuance costs has been estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	September 30, 2010	September 30, 2009
Risk free interest rate	-	0.97%
Expected dividend yield	-	0%
Stock price volatility	-	117.54%
Expected life of warrants	-	1.5 years

The weighted average fair value of broker warrants granted during the six months ended September 30, 2010 was $nil (September 30, 2009 - $1.31) per broker warrant.

(e)           Contributed surplus

	September 30, 2010	March 31, 2010
	(6 months)	(year)
Balance, beginning of period	$8,082,767	$6,580,224
Stock-based compensation	4,724,267	2,938,283
Brokers' warrants issued	-	523,924
Transferred to share capital for the exercise
of options and brokers' warrants	(1,229,889)	(1,959,664)
Balance, end of period	$11,577,145	$8,082,767

 (f)           Shareholder rights plan

The Directors of the Company approved the adoption of a shareholder rights plan (the “Rights Plan”).  The objective of the Board of Directors in adopting this Plan is to achieve full and fair value for the Company’s shareholders in the event of an unsolicited take-over bid for the Company.

The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan. Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

7.           Related party transactions

The Company has a consulting agreement with a director and officer of the Company in the amount of US$ 17,500 per month plus benefits. During the six months ended September 30, 2010, the Company paid consulting fees, benefits and a bonus of $152,964 (2009 - $172,344 ) under this agreement.

Included in professional fees is $15,850 (2009 - $53,385) for accounting fees to a company controlled by an officer of the Company during six months ended September 30, 2010.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements, page 9
Three and six months ended September 30, 2010 and 2009	Expressed in Canadian Dollars

7.           Related party transactions (continued)

During the six months ended September 30, 2010, the Company paid or accrued $nil (2009 - $80,529) for geological consulting fees to a director of the Company. These costs have been included in resource properties.

These transactions were conducted in the normal course of operations and were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities as at September 30, 2010 is $80,731 (March 31, 2010 - $70,028) owing to a director of the Company and companies controlled by common directors and an officer of the Company.

8.           Commitments

As at September 30, 2010, the Company has contractual comments with certain service providers in Ghana and Canada. The amounts due under these contracts and their payment terms are as follows:

2011	$225,143
2012	447,899
2013	447,899
2014 through 2016	820,892
$1,941,833

9.           Contingencies

(a)           Ghanaian mining royalties

On March 19th, 2010, the government of Ghana amended section 25 of the Minerals and Mining Act of 2006 (Act 703) which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The section now states that a holder of a mining lease, restricted mining lease, or small scale mining license shall pay royalty in respect of minerals obtained from its mining operations to the Republic of Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder. Currently,  uncertainty exists on how this amendment will effect the Esaase gold property’s existing mining lease and whether this rate will change as the Company goes through negotiations with the government with respect to a stability agreement on the project.

 (b)           Esaase option agreement suit

Keegan Resources Ghana Ltd.  was named jointly with the Ghana Minerals Commission as a co-defendant in a legal suit by the company that had originally optioned the Esaase gold property to the Company. The Plaintiff is alleging certain irregularities in connection with the closing of the option resulting in Keegan Ghana’s acquisition of the Esaase gold property and the issuing of the requisite regulatory approvals under Ghanaian Law. Keegan Ghana has refuted the allegations on grounds that it had at all material times acted legally and in good faith and has therefore filed a defense and counter-claim against the Plaintiff. The Company is of the view after discussion with Ghanaian Counsel that the allegations are totally without legal merit and will be vigorously defended.  The Ghana Minerals Commission has also denied the allegations and filed a defense to the suit. The Company’s potential liability for damages, if any, is currently not determinable.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements, page 10
Three and six months ended September 30, 2010 and 2009	Expressed in Canadian Dollars

10.           Segmented information

Geographic Information

The Company operates in one reportable operating segment, being the exploration and development of resource properties.

September 30, 2010	Canada	Ghana	Total

Furniture, equipment and leasehold improvements	$332,218	$130,502	$462,720
Resource properties and deferred exploration costs	-	52,124,707	52,124,707

	$332,218	$52,255,209	$52,587,427

March 31, 2010	Canada	Ghana	Total

Furniture, equipment and leasehold improvements	$218,388	$99,854	$318,242
Resource properties and deferred exploration costs	-	41,123,128	41,123,128

	$218,388	$41,222,982	$41,441,370

11.           Financial instruments

As at September 30, 2010, the Company’s financial instruments consist of cash and cash equivalents, short-term investments, marketable securities and accounts payable and accrued liabilities.

As introduced by the amendments to Section 3862, the following table summarizes the designation and fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and
Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

			September 30, 2010
	Category	Carrying Value	Amount	Fair value hierarchy Level 1
Financial Assets
Cash and cash equivalents	Held-for-trading	Fair value	$28,418,335	$28,418,335
Short-term investments	Held-for-trading	Fair value	10,000,000	10,000,000
Marketable securities	Available for sale	Fair value	332,655	332,655
Receivables	Loans and receivables	Amortized cost	13,501	N/A
			$38,764,491	$38,750,990

Financial Liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$1,393,577	N/A
			$1,393,577	N/A

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements, page 11
Three and six months ended September 30, 2010 and 2009	Expressed in Canadian Dollars

11.            Financial instruments (continued)

			March 31, 2010
	Category	Carrying Value	Amount	Fair value hierarchy Level 1
Financial Assets
Cash and cash equivalents	Held-for-trading	Fair value	$26,712,372	$26,712,372
Short-term investments	Held-for-trading	Fair value	22,000,000	22,000,000
Receivables	Loans and receivables	Amortized cost	39,662	N/A
			$48,752,034	$48,712,372

Financial Liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$1,147,811	N/A
			$1,147,811	N/A

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit, liquidity, or market risks arising from these financial instruments. The risk exposure is summarized as follows:

(a)           Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the banks in each of Canada and Ghana, its short-term bank guaranteed investment certificates and accounts receivable. The short-term investments are with Schedule 1 banks or equivalent, with the majority of its cash held in Canadian based banking institutions, authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation. The receivables consist primarily of amounts receivable for GST of $97,298 and interest receivable of $13,501; neither of which are considered past due.

(b)           Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at September 30, 2010, the Company had a cash and cash equivalents balance of $28,418,335 and short-term investments of $10,000,000 to settle current liabilities of $1,393,577 that mainly consist of accounts payable that are considered short term and settled within 30 day.

(c)           Market risk

i.           Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A change of 100 basis points in the interest rates would not be material to the financial statements.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements, page 12
Three and six months ended September 30, 2010 and 2009	Expressed in Canadian Dollars

11.            Financial instruments (continued)

(c)	Market risk (continued)

ii.           Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar (“USD”), Ghanaian Cedi and the Australian dollar (“AUS”) could have an effect on the Company’s results of operations, financial position or cash flows. At September 30, 2010, the Company had no hedging agreements in place with respect to foreign exchange rates.

The Company is exposed to currency risk through the following financial assets and liabilities denominated in currencies other than Canadian dollars:

	September 30, 2010			March 31, 2010
	USD	Ghana Cedis	AUD	USD	Ghana Cedis	AUD
Cash and cash equivalents	11,586,108	172,100	-	11,689,000	138,624	-
Accounts payable	(125,097)	(1,129,638)	(153,401)	(56,673)	(1,159,466)	(25,194)
Net exposure	11,461,011	(957,538)	(153,401)	11,632,327	(1,020,842)	(25,194)

A 10% appreciation or deprecation of the above mentioned currencies compared with the Canadian dollar would result in an corresponding increase or decrease in net loss of approximately $1,095,170 as at September 30, 2010 (March 31, 2010 - $1,120,793).

iii.           Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. The Company’s investment is carried at market value, and is therefore directly affected by fluctuations in the market value of the underlying securities. The Company’s sensitivity analysis suggests that a 10% change in market prices would change the value of the investment by $33,266.

(d)           Fair value

The carrying values of cash and cash equivalents, short-term investments, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments. The fair value of the marketable securities is based on active market prices at the period end date.

12.            Capital management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company in order to support the acquisition, exploration and development of mineral properties and to maintain the Company in good standing with the various regulatory authorities. The Company has no debt and is not subject to externally imposed capital requirements.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements, page 13
Three and six months ended September 30, 2010 and 2009	Expressed in Canadian Dollars

12.            Capital management (continued)

The properties in which the Company currently has an interest in are in the exploration stage, as such, the Company does not recognize revenue from its exploration properties. The Company’s historical sources of capital have consisted of the sale of equity securities and interest income. In order for the Company to carry out planned exploration and development and pay for administrative costs, the Company will spend its working capital and raise additional amounts externally as needed.

The Company has policies and procedures in place for employee and officer expenditure authorization limits and capital expenditure authorization. Capital expenditures of $1,500,000 or more require approval by the Board of Directors. Management reviews its capital management approach on an ongoing basis and believes this approach, given the size of the Company, is reasonable.

There were no changes in the Company’s management of capital during the six months ended September 30, 2010.

13.            Subsequent events

Subsequent to September 30, 2010, the Company received an aggregate of $1,312,670 upon exercise of 184,000 warrants at an average exercise price of $3.10 per share and 273,535 stock options at an average exercise price of $2.71 per share.

The Company also granted, to employees of the Company, 115,000 share purchase options at an exercise price of $7.83 expiring five years from the date of grant.